AMENDED AND RESTATED
SCHEDULE A TO THE DISTRIBUTION AND SERVICE PLAN
TRIMTABS ETF TRUST

(as of November 29, 2021)

The following series of TrimTabs ETF Trust are subject to this Plan, at the fee rates specified:

Fund	Fee (as a Percentage of Average Daily Net Assets of the Fund)*
FCF US Quality ETF	0.25%
FCF International Quality	0.25%
Donoghue Forlines Risk Managed Innovation ETF	0.25%
Donoghue Forlines Tactical High Yield ETF	0.25%
Donoghue Forlines Yield Enhanced Real Asset ETF	0.25%

* The determination of daily net assets shall be made at the close of business each day throughout each month and computed in the manner specified in the then current Prospectus for the determination of the net asset value of Shares. Plan payments shall be made within ten (10) days of the end of each calendar month unless otherwise agreed by the parties and approved by the Trustees.
Executed:  [first launch date of any Fund listed above]